February 3, 2023
Kenvue Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-269115
Dear Ms. Adams and Ms. Yale:
Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) has filed today with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).
This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated January 19, 2023 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 filed with the SEC on January 4, 2023 (the “Registration Statement”).
Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Registration Statement. All references to page numbers in these responses are to pages of the Amended Registration Statement.
Prospectus Summary, page 1
1.    We note that you have added prominent images after your prospectus cover page. We do not object to graphics that solely feature your products. However, it is not appropriate to include images that present only the most favorable aspects of your business, are marketing or advertising materials, or do not provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. For guidance, refer to Question 101.02 of Securities Act Forms Compliance and Disclosure Interpretations and revise or remove accordingly.
Response: The Company has revised the images after the prospectus cover to address the Staff’s comments.

2.    Please revise the summary to prominently highlight the potential conflicts of interest of your officers and directors addressed in the new risk factor on page 59.
Response: The Company has revised its disclosure on pages 11 and 14 to address the Staff’s comments.
Business
Medical Devices, page 154
3.    We refer to your revised disclosure regarding certain offerings such as the Zyrtec AllergyCast application. Please revise to explain why you do not believe that this application is a medical device. In addition, you state that you offer certain connected health offerings such as the Nicorette QuickMist SmartTrack that are not offered in the U.S. With respect to these offerings that are not available in the U.S., please explain whether these offerings are not cosidered to be medical devices in the countries where they are made available, or if you have obtained any required regulatory approvals in such countries.
Response: The Company has revised its disclosure on pages 156-157 to address the Staff’s comments.
Certain Relationships and Related Party Transactions, page 210
4.    We note the revised disclosure in this section and the forms of certain agreements filed as exhibits. We note several agreements addressed in this section that remain absent from the exhibit index. Please revise to file all material agreements addressed in this section, including the Trademark Coexistence Agreement, Transition Services Agreement, Reverse Transition Services Agreement, the transition manufacturing agreements, and Data Transfer and Sharing Agreement, or advise. Refer to Comment 16 of our September 26, 2022 letter and Item 601(b)(10) of Regulation S-K. In addition, please revise the disclosure to disclose all material terms of the agreements. For example, explain the global parameters underlying the Trademark Coexistence Agreement. As another example, where the term of the agreement varies by product, such as in the Transition Manufacturing Agreement on page 221, disclose the term for all material products or product types.
Response: The Company acknowledges the Staff’s comments to file all material agreements and notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to such agreements. Item 601 of Regulation S-K sets forth the parameters as to whether an agreement is a “material contract” required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i)(A) of Regulation S-K provides, in pertinent part, that a registrant must file “[e]very contract that is not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” and, for newly reporting registrants, “every contract not made in the ordinary course of business that is material to the registrant” that was entered into “not more than two years before the date on which such registrant . . . [f]irst files a registration statement or report.”
After careful consideration and in response to the Staff’s comments, the Company has filed the form of Transition Services Agreement and the form of Transition Manufacturing Agreement (in addition to the forms of several other agreements previously listed on the Exhibit Index) as exhibits to the Amended Registration Statement.
Regarding the Trademark Coexistence Agreement, the Johnson’s License Agreement, the Data Transfer and Sharing Agreement and the Reverse Transition Services Agreement, the Company acknowledges that it has disclosed the terms of these agreements in order to enable investors to form a better view of the separation transactions as a whole. However, for purposes of determining materiality under Item 601(a)(10), the Company respectfully advises the Staff that, for the following reasons, it has concluded that these agreements are not material to the Company in amount or significance and therefore are not required to be filed as exhibits to the Amended Registration Statement.
The Trademark Coexistence Agreement relates solely to the Company’s “Johnson’s” brand, which comprised less than 10% of the Company’s net sales for the fiscal year ended January 1, 2023. The Trademark Coexistence Agreement governs the relationship between the Company’s registration and use of certain trademarks related to the “Johnson’s” brand and Johnson & Johnson’s registration and use of certain trademarks related to the “Johnson & Johnson” company name. This agreement is not expected to limit the Company’s current or planned registrations, uses of trademarks or business operations related to the “Johnson’s” brand or to otherwise affect the Company’s current or planned operations with respect to such brand. As disclosed on page 223 of the Amended Registration Statement, the Trademark Coexistence Agreement contains parameters that govern the use of the trademarks related to the “Johnson’s” brand to avoid confusion among consumers with the “Johnson’s” and “Johnson & Johnson” marks.
The Johnson’s License Agreement relates to the Company’s perpetual licenses to use certain trademarks relating to the “Johnson’s” brand in certain jurisdictions where local law prevents the transfer of such trademarks from Johnson & Johnson to the Company. For the fiscal year ended January 1, 2023, sales of “Johnson’s” products across these jurisdictions comprised less than 5% of the Company’s net sales. The Company also respectfully notes that all the material terms, including that the licenses are irrevocable, exclusive, perpetual and royalty free, are disclosed on pages 222-223 of the Amended Registration Statement.
The Data Transfer and Sharing Agreement provides a framework via protocols for the request, transfer, extraction, traceability, retention and deletion of data pertaining to business records and personal information created, generated under or governed by one of the other agreements that the Company will enter into with Johnson & Johnson in connection with the Separation, including the Intellectual Property Agreement, which is the main agreement that governs the parties rights, responsibilities and obligations with respect to intellectual property matters, including data. The Data Transfer and Sharing Agreement does not provide the parties’ rights in the data, including ownership or license rights, nor the purposes for which such data may be used, which is governed by the other agreements that the Company will enter into with Johnson & Johnson in connection with the Separation. The Company has previously filed the form of Intellectual Property Agreement, which provides the Company and Johnson & Johnson with cross-licenses pertaining to such data. The Company does not believe that the administrative provisions of the Data Transfer and Sharing Agreement are material to the Company under Item 601(b)(10).
The Reverse Transition Services Agreement will contain terms substantially similar to the Transition Services Agreement, except that the Company will provide to (rather than receive from) Johnson & Johnson certain corporate services. As a result, the Company’s business and operations will not be reliant on Johnson & Johnson’s performance under the Reverse Transition Services Agreement nor will the Company generate material net sales as a result of the Reverse Transition Services Agreement. For these reasons, the risks identified on page 59 of the Amended Registration Statement with respect to the Transition Services Agreement are not applicable with respect to the Reverse Transition Services Agreement. Finally, the services the Company will provide to Johnson & Johnson pursuant to the Reverse Transition Services Agreement are expected to be of limited duration and are not expected, individually or in the aggregate, to have a material impact on the Company’s business, results of operations or financial condition.
The Company also acknowledges the Staff’s comments to disclose all material terms of its agreements with related persons and has revised its disclosure on pages 215, 219-220 and 223-228 to address the Staff’s comment. Nonetheless, the Company respectfully advises the Staff that it has concluded that the Trademark Coexistence Agreement, the Johnson’s License Agreement, the Data Transfer and Sharing Agreement and the Reverse Transition Services Agreement are not “material contracts” under Item 601(b)(10)(i)(A) of Regulation S-K and therefore are not required to be filed as exhibits to the Amended Registration Statement.
* * *

Should you have any questions or comments concerning the Amended Registration Statement or this response letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani

Abby Adams
Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Thibaut Mongon
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

VIA E-MAIL
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